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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT

                    PURSUANT TO SECTION 14(d)(4) OF THE

                      SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)

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                           ARCO CHEMICAL COMPANY
                         (NAME OF SUBJECT COMPANY)

                           ARCO CHEMICAL COMPANY

                    (NAME OF PERSON(S) FILING STATEMENT)

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                  COMMON SHARES, PAR VALUE $1.00 PER SHARE

                       (TITLE OF CLASS OF SECURITIES)

                                001920 10 7

                     (CUSIP NUMBER OF CLASS SECURITIES)

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                         Robert J. Millstone, Esq.

                     Vice President and General Counsel

                           ARCO Chemical Company

                           3801 West Chester Pike

                     Newtown Square, Pennsylvania 19073

                               (610) 359-2000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
      AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission ("SEC") on June 25, 1998 and the Amendment No.1 to the Schedule 14D-9 filed with the SEC on July 1, 1998, by ARCO Chemical Company, a Delaware corporation (the "Company"), relating to the offer (the "Offer") by Lyondell Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Lyondell Petrochemical Corporation, a Delaware corporation ("Lyondell"), to purchase for cash all outstanding shares, par value $1.00 per share, of the Company. The Offer by Purchaser was made pursuant to the terms of an Agreement and Plan of Merger, dated as of June 18, 1998, between the Company, Lyondell and Purchaser (the "Merger Agreement").

2.    Item 9.  MATERIAL TO BE FILED AS EXHIBITS


      Item 9 is hereby amended and supplemented to add the following:


Exhibit 48 Letter from F.W. Welsh to the ARCO Chemical Company Capital Accumulation and Savings Plan Participants.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       By:      /s/  Robert J. Millstone
                                                --------------------------
                                       Name:    Robert J. Millstone
                                       Title:   Vice President and General
                                                Counsel

Dated:  July 6, 1998